EXHIBIT 99.1

T 604.682.3701 F 604.682.3600 ir@levon.com www.levon.com Suite 900, 570 Granville Street Vancouver, BC V6C 3P1

September 23, 2013	VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland & Labrador
The Toronto Stock Exchange

Dear Sirs/Mesdames:

Re:	Levon Resources Ltd. (the “Company”) Report of Voting Results pursuant to Section 11.3 of National Instrumental 51-102 Continuous Disclosure Obligations (“NI 51-102”)

In accordance with Section 11.3 of NI 51-102, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General and Special Meeting of Shareholders of the Company held on September 19, 2013:

1.	Setting the Number of Directors at Seven

According to proxies received and a vote conducted by a show of hands, the resolution regarding the setting of the number of Directors at seven was passed as follows:

Votes For	% For	Votes Against	% Against

55,217,121	99.77	128,016	0.23

2.	Election of Directors

According to proxies received and a vote conducted by a show of hands, the following directors were elected to the board of directors of the Company as follows:

Director Nominee	Votes For	% For	Votes Withheld	% Withheld

Ron Barbaro	44,318,530	99.76	107,000	0.24
Victor Chevillon	44,314,030	99.75	112,500	0.25
William Glasier	44,318,530	99.76	107,000	0.24
Gary Robertson	44,318,530	99.76	107,000	0.24
Ron Tremblay	44,268,530	99.64	158,000	0.36
Carlos Fernandez Mazzi	44,318,530	99.76	107,000	0.24
Robert Aaron Roberts	44,318,330	99.76	107,200	0.24

3.	Appointment and Remuneration of Auditor

According to proxies received and a vote conducted by a show of hands, the resolution regarding the appointment and remuneration of Smythe Ratcliffe LLP as the Company’s auditors was passed as follows:

Votes For	% For	Votes Against	% Against

55,224,396	99.81	107,500	0.19

4.	Advance Notice Provision

According to proxies received and votes conducted by a show of hands, the resolution regarding the alteration and amendment of the existing Articles of the Company by inserting the Advance Notice Provision was passed by a majority of shareholders as follows.

Votes For	% For	Votes Against	% Against

44,115,230	99.31	307,300	0.69

Yours truly,

LEVON RESOURCES LTD.

“Dorothy Chin”

____________________________________
Dorothy Chin
Corporate Secretary